SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              Sapient Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  803062 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   12/31/2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 803062 10 8
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sichko, Samuel C.

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        6,606,504 shares (includes 2,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2005, 2,000,000 shares held by The Jerry A. Greenberg GRAT - 2005, 2,000,000 shares held by The J. Stuart Moore GRAT - 2005, and 606,504 shares held by The J. Stuart Moore GRAT - 2004. Mr. Sichko is the trustee of each of the trusts.)

    (6) Shared voting power:
        11,313,075 shares (consists of 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 3,524,618 shares held by The Jerry A. Greenberg Remainder Trust - 1996, 1,074,910 shares held by The J. Stuart Moore Gift Trust - 1995, and 6,028,547 shares held by The J. Stuart Moore Remainder Trust - 1996. Mr. Sichko is a co-trustee of each of the trusts.)

    (7) Sole dispositive power:
        6,606,504 shares (includes 2,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2005, 2,000,000 shares held by The Jerry A. Greenberg GRAT - 2005 , 2,000,000 shares held by The J. Stuart Moore GRAT - 2005, and 606,504 shares held by The J. Stuart Moore GRAT - 2004. Mr. Sichko is the trustee of each of the trusts.)

    (8) Shared dispositive power:
        11,313,075 shares (consists of 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 3,524,618 shares held by The Jerry A. Greenberg Remainder Trust - 1996, 1,074,910 shares held by The J. Stuart Moore Gift Trust - 1995, and 6,028,547 shares held by The J. Stuart Moore Remainder Trust - 1996. Mr. Sichko is a co-trustee of each of the trusts.)

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    17,919,579 shares (includes 3,524,618 shares held by The Jerry A. Greenberg Remainder Trust - 1996, 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 2,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2005, 2,000,000 shares held by The Jerry A. Greenberg GRAT - 2005, 1,074,910 shares held by The J. Stuart Moore Gift Trust - 1995, 606,504 shares held by The J. Stuart Moore GRAT - 2004, 2,000,000 shares held by The J. Stuart Moore GRAT - 2005, and 6,028,547 shares held by The J. Stuart Moore Remainder Trust - 1996.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust - 1996, The Jerry A. Greenberg Charitable Foundation, The Jerry A. Greenberg Qualified Annuity Trust - 2005, The Jerry
    A. Greenberg GRAT - 2005, The J. Stuart Moore Gift Trust - 1995, The J. Stuart Moore GRAT - 2004, The J. Stuart Moore Remainder Trust - 1996, or The
    J. Stuart Moore GRAT - 2005 and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     14.2%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 2 of 4 Pages

Item 1(a). Name of Issuer:

           Sapient Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           25 First Street, 4th Floor
           Cambridge, Massachusetts 02141

Item 2(a). Name of Person Filing:

           Sichko, Samuel C.

Item 2(b). Address or Principal Business Office or, If None, Residence:

           c/o Bowditch & Dewey, LLP
           One International Place, 44th Floor
           Boston, MA 02110

Item 2(c). Citizenship:

           United States of America

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e). CUSIP No.:

           803062 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

    (a) Amount beneficially owned:
        17,919,579 shares (includes 3,524,618 shares held by The Jerry A. Greenberg Remainder Trust - 1996, 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 2,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2005, 2,000,000 shares held by The Jerry A. Greenberg GRAT - 2005, 1,074,910 shares held by The J. Stuart Moore Gift Trust - 1995, 606,504 shares held by The J. Stuart Moore GRAT
        - 2004, 2,000,000 shares held by The J. Stuart Moore GRAT - 2005, and 6,028,547 shares held by The J. Stuart Moore Remainder Trust - 1996.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust - 1996, The Jerry A. Greenberg Charitable Foundation, The Jerry A. Greenberg Qualified Annuity Trust - 2005, The Jerry A. Greenberg GRAT - 2005, The J. Stuart Moore Gift Trust
        - 1995, The J. Stuart Moore GRAT - 2004, The J. Stuart Moore Remainder Trust - 1996, or The J. Stuart Moore GRAT - 2005 and Mr. Sichko disclaims beneficial ownership of all such shares.

    (b) Percent of class:
        14.2%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              6,606,504 shares (includes 2,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2005, 2,000,000 shares held by The Jerry A. Greenberg GRAT - 2005, 2,000,000 shares held by The
              J. Stuart Moore GRAT - 2005, and 606,504 shares held by The J. Stuart Moore GRAT - 2004. Mr. Sichko is the trustee of each of the trusts.)

        (ii)  Shared power to direct the vote
              11,313,075 shares (consists of 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 3,524,618 shares held by The Jerry A. Greenberg Remainder Trust - 1996, 1,074,910 shares held by The J. Stuart Moore Gift Trust - 1995, and 6,028,547 shares held by The J. Stuart Moore Remainder Trust - 1996. Mr. Sichko is a co-trustee of each of the trusts.)

        (iii) Sole power to dispose or direct the disposition of 6,606,504 shares (includes 2,000,000 shares held by The Jerry A. Greenberg Qualified Annuity Trust - 2005, 2,000,000 shares held by The Jerry A. Greenberg GRAT - 2005 , 2,000,000 shares held by The
              J. Stuart Moore GRAT - 2005, and 606,504 shares held by The J. Stuart Moore GRAT - 2004. Mr. Sichko is the trustee of each of the trusts.)

        (iv) Shared power to dispose or direct the disposition of 11,313,075 shares (consists of 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 3,524,618 shares held by The Jerry A. Greenberg Remainder Trust - 1996, 1,074,910 shares held by The J. Stuart Moore Gift Trust - 1995, and 6,028,547 shares held by The J. Stuart Moore Remainder Trust - 1996. Mr. Sichko is a co-trustee of each of the trusts.)

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/06/2006                      /s/ Samuel C. Sichko, Esquire
                                      Name:  Samuel C. Sichko, Esquire

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 4 of 4 Pages